UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd., (NYSE: SFL) ("SFL" or the "Company"), dated June 14, 2022, announcing that the Company has adjusted the relevant conversion rate related to its outstanding convertible notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date:	June 15, 2022	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Adjustment of Conversion Rate on Convertible Notes

Press release from SFL Corporation Ltd., June 14, 2022.

SFL Corporation Ltd. (NYSE: SFL) ("SFL" or the "Company") today announced that the Company has adjusted the relevant conversion rate related to its outstanding convertible notes as indicated below. The adjustment is done pursuant to the relevant indenture and supplement thereto, as a consequence of SFL’s declaration of a dividend of USD 0.22 per share, and the shares of the Company trading ex-dividend on the New York Stock Exchange as of today.

Senior Unsecured Convertible Notes
Issuer: SFL Corporation Ltd.
Issue amount: USD 164,000,000
Issue date: April 23, 2018
Maturity: May 1, 2023
Coupon: 4.875%
Conversion Rate, as adjusted: 79.2186* (June 14, 2022)
ISIN: US 824689AG86

*Subject to consent by the trustee

June 14, 2022

SFL Corporation Ltd.
Hamilton, Bermuda